SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

Press Release of August 30, 2007 - Coca-Cola Hellenic Bottling Company S.A. Provides support to the victims of the fires in Greece.

Press Release of September 4, 2007 – Coca-Cola Hellenic Bottling Company S.A. Announces completion of the acquisition of a new production facility in Russia.

Press Release of September 14, 2007 – Coca-Cola Hellenic Bottling Company S.A. Proposes bonus share issuance.

Press Release of September 14, 2007 – Coca-Cola Hellenic Bottling Company S.A. Invitation of Shareholders to an Extraordinary General Meeting.

Press Release of October 15, 2007 – Coca-Cola Hellenic Bottling Company S.A. Announces resolutions of the Extraordinary General Meeting of shareholders held on 15 October 2007.

Press Release of October 30, 2007 – Coca-Cola Hellenic Bottling Company S.A. Information Memorandum According to Article 4 of Greek Law 3401/2005 in relation to the issue of Bonus Shares to the Existing Shareholders and the Listing to the Athens Stock Exchange (ATHEX) of the new shares from a Capital Increase through capitalization of the “Share Premium” Account.

Press Release of November 9, 2007 – Coca-Cola Hellenic Bottling Company S.A. Announcement of the Record Date of the bonus shares.

Press Release of November 12, 2007 – Coca-Cola Hellenic Bottling Company S.A. Announces intention to form a partnership with The Coca-Cola Company and illycaffe SqA.

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria,

Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

Provides support to the victims of the fires in Greece

Athens, Greece - 30 August 2007 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC, Company) and Coca-Cola Hellas are deeply saddened by the tragic events that have occurred as a result of the fires in Greece.

Immediate Human Response

Coca-Cola HBC has, and continues to respond to the disaster in an immediate and human way. Our sales force was mobilised and has already distributed and donated an approximate 400,000 litres of drinking water and juices to affected people as well as to the dedicated fire-fighters, emergency services and volunteers. In addition, working with the church, local mayors and voluntary organisations, our vehicles are distributing food, clothing and medicines. Volunteer employees are working to support the Red Cross in setting up camps for those who lost their homes. Trucks, vehicles and volunteers consisting of Coca-Cola HBC employees, customers and business associates have provided continuous support working alongside the Rescue Teams.

Financial Contribution

Many employees expressed their desire to assist financially, and our Greek employees agreed with their Union to cancel planned events and donate Euro 500,000 to disaster relief. Coca-Cola HBC matched the donation, and its partner, Coca-Cola Hellas has donated an additional Euro 1 million for the relief effort. The total amount of Euro 2 million will be deposited to the Special Relief Fund in Greece.

Long-term Commitment

More importantly, Coca-Cola HBC and Coca-Cola Hellas are deeply committed over the longer term to support specific initiatives to revive the environmental and economic life of the affected areas once the full impact of the damage has been assessed. The Company stands ready to assist in the effort to ensure that the necessary plans and resources are in place to prevent or minimise the effect of similar catastrophes.

We extend our sympathy to all those who have suffered and assure them of our continued support.

INQUIRIES

Coca-Cola HBC – Investor Relations

Tel: +30 210 618 3100
Melina Androutsopoulou	e-mail: investor.relations@cchbc.com
George Toulantas

Greek Press Contact:	Tel: +30 210 6381744
Coca-Cola HBC Greece	e-mail: vassilios.lolas@cchbc.com
Vassilios Lolas

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola HBC
9, Fragoklissias str., 151 25 Maroussi, Athens, Greece
Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514
www.coca-colahbc.com

Coca-Cola Hellenic Bottling Company S.A.

announces completion of the acquisition of a new production facility in Russia

Athens, Greece – 4 September 2007 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announces today the completion of the acquisition of 100% of Aquavision, a newly constructed production facility in Russia. The plant, located in close proximity to Moscow, the largest consumer market in Russia, covers a total area of 35 hectares with four production lines (including two aseptic lines), warehousing facilities and office space.

The new site provides CCHBC with immediate incremental installed production capacity, as well as available space for the future installation of additional lines. The plant is capable of producing a full range of non-alcoholic beverages including carbonated soft drinks, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks. Aquavision has recently launched juice products under the ‘botaniQ’ trademark which are also included in the transaction.

The total net consideration for the transaction is EUR191.5 million which is being funded by a combination of cash and short-term debt. CCHBC expects this transaction to be earnings accretive in 2008.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com
Anna Konoplianikova

European Press Contact:	Tel: (+44) 20 7269 7206
Financial Dynamics Athens	Mobile: (+44) 7940 538950
Greg Quine	e-mail: greg.quine@fd.com

US Press Contact:

Financial DynamicsUS
Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

proposes bonus share issuance

Athens, Greece – 14 September 2007 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC, Company) announced today that its Board of Directors has proposed the issuance of 1 bonus share for every 2 shares owned, bringing the Company’s total shares outstanding to 363 million. The new issuance is subject to Coca-Cola HBC shareholder and applicable regulatory approvals.

Coca-Cola HBC’s shareholders have been invited to attend an Extraordinary General Assembly on 15 October 2007 to approve the proposed bonus share issuance through the capitalisation of share premium reserves. Following shareholder approval and receipt of the required regulatory authorisations, the share price will adjust and the new shares will be credited to the accounts of existing shareholders. The record date (the date at which the right will detach) and the date when the share price will be adjusted will also be announced at that time. The new bonus shares are expected to be admitted for trading in November of 2007.

Coca-Cola HBC’s Board of Directors recognises the consistent growth of the Company’s share price witnessed over recent years and believes that the proposed transaction is expected to make the stock accessible to a broader range of investors and improve the liquidity of the shares.

The bonus share issuance seeks to restructure Coca-Cola HBC’s existing capital reserves, and will therefore have no impact on the total shareholders’ equity of Coca-Cola HBC. As such, there will be no change to the economic interest and voting rights of existing shareholders.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com

European Press Contact:	Tel: (+44) 20 7269 7206
Financial Dynamics Athens	Mobile: (+44) 7940 538950
Greg Quine	e-mail: greg.quine@fd.com

US Press Contact:

Financial DynamicsUS

Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

Invitation of Shareholders to an Extraordinary General Meeting

Athens, Greece – 14 September 2007 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) today announced the invitation of its shareholders to an Extraordinary General Meeting.

By decision of the Company’s Board of Directors, which was taken on 13 September 2007, at its meeting no. 745 and according to the provisions of Codified Law 2190/1920 re: Societes Anonymes and the provisions of article 17 of the Company’s Articles of Association, the Shareholders of the Societe Anonyme under the tradename “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” and the distinctive title “COCA-COLA HBC” are invited to an Extraordinary General Meeting, which will be convened at The Mall Athens, Village cinemas, Gold class room (3rd floor), 35 Andrea Papandreou Street in Marousi, Athens, Greece on Monday 15 October 2007, at 10:00 a.m., with the following items on the Agenda:

1) Capital increase through capitalisation of the share premium account and issuance of one (1) bonus share for every two (2) shares owned to the existing shareholders

2) Amendment of article 3 and codification of the Company’s Articles of Association.

Shareholders wishing to participate in the Extraordinary General Meeting must deposit at the Central Offices of the Company (9, Fragoklissias Str, Marousi), at least five (5) full days prior to the General Meeting, the relevant blocking certificate of shares from the Hellenic Exchanges S.A., and in case of representation by proxy, the relevant legalisation documents.

Information concerning representation at the meeting for ADR holders (NYSE), CDI holders (ASX) and shareholders holding their shares through Lloyds TSB Registrars Corporate Nominee Ltd. will be distributed by the Bank of New York, Chess Depositary Nominees Pty Ltd. and Lloyds TSB Registrars Corporate Nominee Limited, respectively.

Shareholders may obtain further information on the items of the Agenda from the Company’s Investor Relations Department at +30210 6183229 and +30210 6183106.

THE BOARD OF DIRECTORS
“COCA-COLA HELLENIC BOTTLING COMPANY S.A.”

Coca-Cola Hellenic Bottling Company S.A.

announces resolutions of the Extraordinary General Meeting of shareholders held on 15 October 2007

Athens – October 15 2007 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC, Company) announced that the Extraordinary General Meeting of the Company’s shareholders took place today.

Three hundred two (302) shareholders representing two hundred three million three hundred thirty one thousand eight hundred thirty (203.331.830) shares, out of a total number of two hundred forty two million sixty seven thousand nine hundred sixteen (242,067,916), namely 83,99% of the Company’s share capital were present or represented and voted at the Meeting.

The General Meeting adopted resolutions on the following items:

(a) increase of CCHBC’s share capital by Euro sixty million five hundred sixteen thousand nine hundred seventy nine (60.516.979) through the capitalization of amounts from the account “share premium”.

The capital increase will be effected by issuing one hundred twenty one million thirty three thousand nine hundred fifty eight (121.033.958) new bearer shares of a nominal value of Euro 0,50 each and the delivery for free of one (1) share for every two (2) existing shares.

Following the above share capital increase, the share capital of the Company amounts to Euro one hundred eighty one million five hundred fifty thousand nine hundred thirty seven (181.550.937), divided into three hundred sixty three million one hundred one thousand eight hundred seventy four (363.101.874) shares of a nominal value of Euro 0,50 each.

Provided that the required permits are granted by the local authorities, the right will detach and the share price of the Company will adjust. Shareholders holding CCHBC shares at the end of the Athens Stock Exchange (ATHEX) session on the third trading day following ATHEX’s approval for the admission to trading of the new shares shall have the right to receive the newly issued shares. According to ATHEX’s Regulation, the right’s detachment will take place on the fourth trading day following ATHEX’s approval for the admission to trading of the new shares. The exact date of the right’s detachment will be announced to our shareholders in accordance with article 308 of the ATHEX Regulation.

The new shares are expected to be admitted to trading on the ATHEX in November 2007.

(b) amendment of article 3 and codification of the Company’s articles of incorporation in one single document.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com

European Press Contact:	Tel: (+44) 20 7269 7206
Financial Dynamics Athens	Mobile: (+44) 7940 538950
Greg Quine	e-mail: greg.quine@fd.com

US Press Contact:

Financial DynamicsUS

Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

INFORMATION MEMORANDUM ACCORDING TO ARTICLE 4 OF GREEK LAW

3401/2005 IN RELATION TO THE ISSUE OF BONUS SHARES TO THE EXISTING

SHAREHOLDERS AND THE LISTING TO THE ATHENS EXCHANGE (ATHEX) OF

THE NEW SHARES FROM A CAPITAL INCREASE THROUGH CAPITALIZATION

OF THE”SHARE PREMIUM” ACCOUNT

Athens – 30 October 2007 – Coca-Cola Hellenic Bottling Company (“Coca-Cola HBC” or the “Company”) submitted today an Information Memorandum to the Hellenic Capital Market Commission in relation to the issuance of bonus shares to existing shareholders through capitalization of the “share premium” account and the admittance of the new shares to the Athens Exchange (“ATHEX”), as resolved by the Extraordinary Shareholders Meeting held on 15 October 2007.

Coca-Cola HBC shareholders approved a share capital increase of sixty million five hundred sixteen thousand nine hundred seventy nine euro (€60,516,979) through the capitalisation of the “share premium” account and the issuance of one hundred twenty one million thirty three thousand nine hundred fifty eight (121,033,958) new ordinary bearer shares of a nominal value of Euro 0.50 each. The new shares belong to the same class of shares already listed on the ATHEX and will be delivered to the Company’s shareholders in a ratio of one (1) new share for every two (2) existing shares.

Following the capital increase, the Company’s share capital amounts to one hundred eighty one million five hundred fifty thousand nine hundred thirty seven euro (€181,550,937), divided into three hundred sixty three million one hundred one thousand eight hundred seventy four (363,101,874) shares of a nominal value of Euro 0.50 each.

The decision No K2-15318 , of the Ministry of Development approving the amendment of the relevant Article 3 of the Company’s Articles of Association was registered at the Companies’ Registry on 24.10.2007.

Shareholders entitled to receive the bonus shares will be those holding Coca-Cola HBC shares at the closing of trading on the third trading day following approval by the ATHEX of the admittance to trading of the new shares. The right will detach on the fourth trading day. The new shares will be credited to the SAT accounts of the shareholders and begin trading within five trading days of the date on which the right will detach.

Coca-Cola HBC will announce the record date and the date on which the new shares will begin trading following receipt of the required approval by the ATHEX.

Information concerning ADR holders (NYSE), CDI holders (ASX) and shareholders holding their shares through Lloyds TSB Registrars Corporate Nominee Ltd. will be distributed by the Bank of New York, Chess Depositary Nominees Pty Ltd. and Lloyds TSB Registrars Corporate Nominee Limited, respectively.

The person in charge for the drafting of this document and responsible for the accuracy of all data contained herein is Mr. Spyros Mello, Deputy General Counsel, telephone no.: 210 6183 3252.

Interested parties may obtain a copy of this document at the Company’s headquarters (9, Fragoklissias str., Maroussi) or at the Company’s website www.coca-colahbc.com. For further information, contact Ms Melina Androutsopoulou, Investor Relations Director at tel. 210 6183 3229.

Coca-Cola Hellenic Bottling Company S.A.

Announcement of the Record Date of the bonus shares

Athens, Greece – 9 November 2007 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC, Company) informs its shareholders that the Extraordinary General Meeting, which took place on 15 October 2007, decided the increase of the Company’s share capital by Euro sixty million five hundred sixteen thousand nine hundred seventy nine (60,516,979) through the capitalisation of the “share premium account “.

The capital increase is effected through the issuance of one hundred twenty one million thirty three thousand nine hundred fifty eight (121,033,958) new ordinary bearer shares, of a nominal value 0.50 Euro each, by way of a bonus distribution to the Company’s shareholders of one (1) new common share for every two (2) existing shares.

Following the above share capital increase, the Company’s share capital amounts to Euro one hundred eighty one million five hundred fifty thousand nine hundred thirty seven (181,550,937), divided into three hundred sixty three million one hundred one thousand eight hundred seventy four (363,101,874) shares of a nominal value 0.50 Euro each.

The decision No K2-15318 , of the Ministry of Development approving the amendment of the relevant Article 3 of the Company’s Articles of Association was registered at the Companies’ Registry on 24.10.2007.

The Board of Directors of the Athens Exchange (“ATHEX”) in its meeting of Thursday November 8 approved the admission to trading of the new shares on the ATHEX.

Shareholders holding CCHBC shares at the end of the ATHEX trading session on Tuesday November 13 will have the right to receive the newly issued shares. The following trading day, the Company’s shares will be trading on the ATHEX without the right and the share price will adjust according to the ATHEX’s Regulation and decision 35/24.11.2005 of the Board of ATHEX.

The new shares of one hundred twenty one million thirty three thousand nine hundred fifty eight (121.033.958) will be credited to the SAT accounts of the beneficiary shareholders and will commence trading on the ATHEX on Tuesday November 20 2007.

Information concerning ADR holders (NYSE), CDI holders (ASX) and shareholders holding their shares through Lloyds TSB Registrars Corporate Nominee Ltd. will be distributed by the Bank of New York, Chess Depositary Nominees Pty Ltd. and Lloyds TSB Registrars Corporate Nominee Limited, respectively.

Coca-Cola Hellenic Bottling Company S.A.

announces intention to form a partnership with The Coca-Cola Company and illycaffè SpA

Athens – November 12 2007 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced that it has signed a letter of intent with The Coca-Cola Company which will allow the formation of a three way joint venture with illycaffè SpA. The joint venture will be responsible for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee across Coca-Cola HBC’s territories. This follows the announcement by The Coca-Cola Company and illycaffè in October of this year of their intention to establish a global joint venture.

It is expected that negotiations in relation to the joint venture business model, which will also be subject to regulatory approval, will be concluded in early 2008.

Commenting, Doros Constantinou, Managing Director of CCHBC said, “Ready-to-drink coffee is a small but high growth high value category in most of our markets. The formation of this joint venture will combine the strengths of the Coca-Cola System around marketing, customer relationships, and route-to market capabilities with illy a premium coffee brand.  Furthermore, this joint venture will further strengthen our premium product offering and will allow us to maximise its potential working with two very strong partners who share the same vision as ourselves.”

INQUIRIES:

Company contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: +30 210 618 3229
Investor Relations Director	email: melina.androutsopoulou@cchbc.com

George Toulantas	Tel: +30 210 618 3255
Investor Relations Manager	email : george.toulantas@cchbc.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

US press contact:
Financial Dynamics US	Tel: +1 212 850 5600
Jim Olecki	email: jim.olecki@fd.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date November 12, 2007